SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31194]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 31, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2014. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on August 26, 2014, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

JP Morgan Mutual Fund Group [File No. 811-5151]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 29, 2012, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $35,774 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on June 2, 2014, and amended on July 24, 2014.

Applicant's Address: 270 Park Ave., New York, NY 10017.

Tortoise North American Energy Corp. [File No. 811-21700]

Tortoise Energy Capital Corp. [File No. 811-21725]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Tortoise Energy Infrastructure Corporation and on June 23, 2014, made distributions to their shareholders based on net asset value. Expenses of approximately $475,000 incurred in connection with each reorganization were paid by the relevant applicant and the acquiring fund.

Filing Date: The applications were filed on June 25, 2014.

Applicants' Address: 11550 Ash St., Suite 300, Leawood, KS 66211.

Goldman Sachs Credit Strategies Fund [File No. 811-22280]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Goldman Sachs Long Short Credit Strategies Fund, a series of Goldman Sachs Trust, and on March 21, 2014, made a distribution to its shareholders based on net asset value. Expenses of $320,000 incurred in connection with the reorganization were paid by applicant and Goldman Sachs Asset Management, L.P., applicant's investment adviser.

Filing Date: The application was filed on July 7, 2014.

Applicant's Address: 71 Wacker Dr., Chicago, IL 60606.

Keystone Mutual Funds [File No. 811-21890]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to MainStay Cornerstone Growth Fund, a series of MainStay Funds Trust, and on January 11, 2013, made a distribution to its shareholders based on net asset value. Expenses of $253,488 incurred in connection with the reorganization were paid by Cornerstone Capital Management, LLC and/or Cornerstone Capital Management Inc., applicant's investment adviser.

Filing Dates: The application was filed on March 10, 2014, and amended on July 8, 2014.

Applicant's Address: 3600 Minnesota Dr., Suite 70, Edina, MN 55435.

First Variable Rate Fund for Government Income [File No. 811-2633]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Calvert Fund, and on October 25, 2013, made a distribution to its shareholders, based on net asset value. Expenses of $38,541 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on November 21, 2013, and amended on July 11, 2014.

Applicant's Address: 4550 Montgomery Ave., Suite 1125N, Bethesda, MD 20814.

Eclipse Funds Inc. [File No. 811-6176]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to corresponding series of MainStay Funds Trust, and on May 24, 2013, made a distribution to its shareholders based on net asset value. Expenses of $8,502 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on April 30, 2014, and amended on July 16, 2014.

Applicant's Address: 51 Madison Ave., New York, NY 10010.

Oppenheimer Diversified Commodity Strategies Fund [File No. 811-22689]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on July 15, 2014, and amended on July 21, 2014.

Applicant's Address: 6803 Tucson Way, Centennial, CO 80112.

Scotia Institutional Funds [File No. 811-21913]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

Applicant transferred the assets of its series, JOHCM Emerging Markets Opportunities Fund,

JOHCM Global Equity Fund and JOHCM International Select Fund, to corresponding series of

Advisers Investment Trust, and on November 15, 2013, made distributions to its shareholders

based on net asset value. Applicant transferred the assets of its Smith Group Large Cap Core

Growth Fund series to a corresponding series of Managed Portfolio Series, and on February 21,

2014, made a distribution to its shareholders based on net asset value. Applicant transferred the

assets of its Mount Lucas U.S. Focused Equity Fund series to a corresponding series of Fund

Vantage Trust, and on March 24, 2014, made a distribution to its shareholders based on net asset

value. Applicant transferred the asset of its Dynamic U.S. Growth Fund series, and on March 21,

2014, made a distribution to its shareholders based on net asset value. Expenses of $694,422

incurred in connection with the reorganizations were paid by JO Hambro Capital Management

Limited, Smith Asset Management Group, L.P., Mount Lucas Management LP, and Scotia

Institutional Asset Management US, Ltd., applicant's investment sub-advisers.

Filing Dates: The application was filed on June 4, 2014, and amended on July 23, 2014.

Applicant's Address: 1055 Westlakes Dr., Suite 301, Berwyn, PA 19312.

  For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

            Kevin M. O'Neill
            Deputy Secretary